Exhibit 99.1

Contact	Francesca DeMartino Investor Relations & Corporate Communications +1 (310) 739-6476 francesca@macrocure.com	FOR IMMEDIATE RELEASE August 26, 2014

MACROCURE LTD ANNOUNCES
SECOND QUARTER 2014 FINANCIAL RESULTS

Petach Tikva, Israel, August 26, 2014– Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biopharmaceutical company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, today announced financial and operating results for the three and six months ended June 30, 2014.

Recent Highlights:

•
In June 2014, the Company held a successful meeting with the Data Safety Monitoring Board (“DSMB”) regarding the ongoing pivotal Phase III clinical trial for CureXcell in the treatment of hard-to-heal Diabetic Foot Ulcers (“DFU”). The purpose of the meeting was to evaluate the ongoing DFU study for futility and safety. The outcome of the meeting was that Macrocure was advised to continue the clinical study with no modifications. This provides a positive efficacy signal and supports the consistent safety profile of CureXcell.  This was the 5th meeting of the DSMB and the Company.

•	The Company’s ongoing DFU trial continues to show strong enrollment rates.

•	In May 2014, the Company initiated patient enrollment in its Venous Leg Ulcer (VLU) trial.

•
In August 2014, the Company completed its Initial Public Offering of 5.35 million ordinary shares, raising $47.8 million in net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses. As a result of the IPO, the outstanding number of ordinary shares of the Company as of today is 16.3MM shares and on a fully diluted basis is approximately 18.7MM shares.

Management Commentary

"Year-to-date, we made significant progress in executing our business strategy and advancing our clinical activities for CureXcell. We significantly advanced the DFU trial, a pivotal Phase III clinical trial for CureXcell. We continued to see high patient recruitment rates and remain on track to meet our previously disclosed milestone to complete patient enrollment in the second half of 2014. Additionally, we commenced a VLU trial, also a pivotal Phase III clinical trial, for the treatment of hard-to-heal VLUs, and randomized the first patient in May 2014," stated Nissim Mashiach, President and Chief Executive Officer of Macrocure. “With the proceeds of our Initial Public Offering, we are well-positioned to fund our clinical and regulatory activities in order to seek regulatory approvals for a broad indication for the treatment of DFU and VLU in all types of chronic wounds below the knee, and build our manufacturing operations.  We look forward to reporting further progress this year and remain committed to enhancing shareholder value as a publicly traded company."

Second Quarter 2014 Financial Results

Research and development expenses for the second quarter of 2014 were $3.2 million, compared to $1.8 million for the second quarter of 2013. This increase was primarily due to the initiation of a second pivotal clinical trial of CureXcell.

General and administrative expenses for the second quarter of 2014 were $1.2 million, compared to $600 thousand for the second quarter of 2013. This increase was primarily due to an increase in non-cash stock based compensation and increased costs associated with preparing for the Initial Public Offering.

For the second quarter of 2014, the Company posted a net loss of $4.4 million, or $0.59 per share compared to a net loss of $2.4 million, or $0.32 per share in the second quarter of 2013.

Six Months Ended June 30, 2014 Financial Results

Research and development expenses for the six months ended June 30, 2014 were $5.9 million, compared to $3.8 million for the comparable period in 2013. This increase was primarily due to clinical trial costs associated with the increased recruitment for the DFU trial and the initiation of the VLU trial.

General and administrative expenses for the six months ended June 30, 2014 were $1.8 million, compared to $800 thousand for the comparable period in 2013. This increase was primarily due to an increase in non-cash stock based compensation and increased costs associated with preparing for the Initial Public Offering.

For the six months ended June 30, 2014, the Company posted a net loss of $7.8 million, or $1.05 per share, compared to a net loss of $4.3 million, or $0.57 per share for the comparable period in 2013.

Balance Sheet Highlights

Cash and cash equivalents were $11.2 million at June 30, 2014, compared to $19.0 million at December 31, 2013. Proceeds from the Initial Public Offering will be recorded in the third quarter of 2014.

On August 5, 2014, the Company issued 5.35 million ordinary shares at a price to the public of $10.00 per share in an underwritten public offering. Net proceeds from the offering were approximately $47.8 million, after deducting underwriting discounts and commissions and estimated offering expenses.

www.macrocure.com

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Expected Corporate Milestones

▪	Q4 2014: Mechanism of Action study completion

▪	2H 2015: Phase 3 results for DFU

▪	2H 2015: Phase 3 study interim data for VLU

▪	2H 2016: Phase 3 study completion for VLU

▪	2H 2016: Submit BLA to the FDA

Financial Results Conference Call and Webcast

Macrocure’s management will host a conference call to discuss the financial results and provide a business update on Wednesday, August 27, 2014 at 9:00 am EDT; 6:00 am PDT; 4:00 pm Israel time. To access the live telephonic broadcast, participants should dial (877) 303-6496 (domestic/U.S.) or (315) 625-3080 (international) and provide Conference ID: 89557707. Alternatively, to access a live audio webcast of the call please visit the Investor Relations section of the Company's website at http://investor.macrocure.com. The audio webcast will continue to be available for 30 days.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biopharmaceutical company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as diabetic foot ulcers (DFU) and venous leg ulcers (VLU). The Company’s novel approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body’s own wound healing and regenerative components directly into the wound itself.

Macrocure’s lead product candidate, CureXcell, is a unique combination of living human white blood cells that have been activated to facilitate the healing process and stimulate wound closure. CureXcell addresses each phase of healing in the impaired wound, including the production of growth factors and other biochemical factors involved in fibroblast activation, cell migration and extracellular matrix production, stimulating the body’s natural healing process. CureXcell is currently in two pivotal Phase III, double-blind clinical trials targeting a broad indication for the treatment of all types of wounds below the knee. For more information, please visit: www.macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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Unaudited Condensed Interim Consolidated Statements of Financial Position as of

U.S. dollars in thousands

	Jun-30	Dec-31
	2014	2013

Assets

Current assets
Cash and cash equivalents	11,191	18,995
Accounts receivable	2,590	569
Total current assets	13,781	19,564

Non-current assets
Property and equipment, net	379	330
Intangible assets, net	551	827
Deposits	11	17
Total non-current assets	941	1,174

Total assets	14,722	20,738

Liabilities and Shareholders’ Equity

Current liabilities
Trade and other payables	3,195	1,971
Total current liabilities	3,195	1,971

Total liabilities	3,195	1,971

Shareholders’ equity
Ordinary shares of NIS 0.01 par value	20	20
Series A preferred shares of NIS 0.01 par value	*	*
Share premium	48,636	48,158
Capital reserve	5,206	5,117
Warrants held by shareholders	8,219	8,219
Accumulated deficit	(50,554)	(42,747)
Total shareholders’ equity	11,527	18,767

Total liabilities and shareholders’ equity	14,722	20,738

* Represents an amount lower than $1.

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Unaudited Condensed Interim Consolidated Statements of Loss

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013

Research and development expenses, net	5,917	3,837	3,220	1,759
General and administrative expenses	1,823	799	1,168	561
Operating Loss	(7,740)	(4,636)	(4,388)	(2,320)

Financing income, net	11	423	16	1

Loss before income tax	(7,729)	(4,213)	(4,372)	(2,319)
Taxes on income	(78)	(50)	(38)	(50)

Loss for the period	(7,807)	(4,263)	(4,410)	(2,369)

Loss per share - basic and diluted
(in U.S. dollars) (*)	(1.05)	(0.57)	(0.59)	(0.32)

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Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013

Cash flows from operating activities:
Loss for the period	(7,807)	(4,263)	(4,410)	(2,369)

Adjustments:
Depreciation	57	42	29	21
Amortization	276	276	138	138
Financing income, net	(11)	(423)	(16)	(1)
Taxes on income	78	50	38	50
Share based compensation	567	13	465	5
	967	(42)	654	213
Changes in operating assets and liability items:
Decrease (increase) in accounts receivable	(1,579)	166	(776)	33
Increase (decrease) in trade and other payables	1,308	(110)	209	(306)
	(271)	56	(567)	(273)

Income tax paid	(152)	-	-	-
Interest received	8	45	5	25

Net cash used in operating activities	(7,255)	(4,204)	(4,318)	(2,404)

Cash flows from investing activities:
Purchase of property and equipment	(106)	(62)	(31)	(59)
Decrease in long terms deposits	6	1	4	4

Net cash used in investing activities	(100)	(61)	(27)	(55)

Cash flows from financing activities:
Prepaid issuance costs	(443)	-	(443)	-

Net cash provided by financing activities	(443)	-	(443)	-

Net increase (decrease) in cash and cash equivalents	(7,798)	(4,265)	(4,788)	(2,459)

Effect of exchange rate changes on cash and cash
equivalents	(6)	(14)	(2)	(14)

Cash and cash equivalents at beginning of the period	18,995	15,322	15,981	13,516

Cash and cash equivalents at end of the period	11,191	11,043	11,191	11,043

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